UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE RESOURCES, INC.
(Name of Subject Company (Issuer and Offeror))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

29206E100
(CUSIP Number of Class of Securities)

Nathan Kahn
President and Chief Executive Officer
One Parker Plaza
Fort Lee, New Jersey 07024
(201) 944-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Frank J. Lopez, Esq.
Proskauer Rose, LLP
Eleven Times Square
New York, New York 10036
Tel. (212) 969-3000
Fax (212) 969-2900

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)

$3,000,000	$343.80

(1) The transaction value is estimated only for purposes of calculating the filing fee. The transaction value was calculated assuming that 1,000,000 outstanding shares of common stock, par value $0.01 per share, will be purchased at the tender offer price of $3.00 per share.

(2) The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $343.80

Form or Registration No.: 005-48853

Filing Party: Empire Resources, Inc.

Date Filed: June 4, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

          This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission on June 4, 2012 (the “Schedule TO”), by Empire Resources, Inc. (the “Company”), in connection with the Company’s offer (the “Offer”) to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share, at a purchase price of $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 4, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Schedule TO and this Amendment are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act of 1934.

          All of the information contained in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all of the items of this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1.	SUMMARY TERM SHEET

          The information set forth in the Offer to Purchase in the line item “WHAT IS THE MARKET PRICE OF OUR SECURITIES?” under “SUMMARY TERM SHEET” on page 1 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“WHAT IS THE MARKET PRICE OF OUR SECURITIES?

Our shares of common stock are listed and traded on OTCQX under the symbol “ERSO.” On June 14, 2012, the reported closing price of the shares on OTCQX was $2.90 per share. However, we intend to apply for listing our common stock on a national securities exchange as soon as practicable after we meet the minimum listing standards for listing our shares on such exchange, including when the price per share of our common stock exceeds the minimum required bid or closing price under such exchange’s initial listing rules, which has historically prohibited us from listing. The listing of our shares on a national securities exchange may affect the market for the shares we are offering to repurchase in the Offer by increasing the liquidity of our shares, which may in turn impact our future share price. You should carefully consider that our shares may be listed on a national securities exchange before tendering your shares pursuant to the Offer. See Section 9.”

Item 2.	SUBJECT COMPANY INFORMATION

          (c) The information set forth in the Offer to Purchase in the second sentence in the first paragraph under “THE OFFER—SECTION 9: PRICE RANGE OF SHARES AND DIVIDEND POLICY” on page 20 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          “We intend to apply for listing our common stock on a national securities exchange as soon as practicable after we meet the minimum listing standards for listing our shares on such exchange, including when the price per share of our common stock exceeds the minimum required bid or closing price under such exchange’s initial listing rules, which has historically prohibited us from listing. The listing of our shares on a national securities exchange may affect the market for the shares we are offering to repurchase in the Offer by increasing the liquidity of our shares, which may in turn impact our future share price.”

Item 4.	TERMS OF THE TRANSACTION

                    (a) The information set forth in the Offer to Purchase in the first sentence in the first paragraph under “THE OFFER—SECTION 7: CERTAIN CONDITIONS OF THE OFFER” on page 15 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          “Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer, subject to any rules under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by the Company to have occurred) and that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer as set forth herein or with acceptance for payment:

•	there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic, foreign or supranational, before any court, authority, agency or tribunal that directly or indirectly:

o

challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making or consummation of the Offer, the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer;

o

in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to purchase some or all of the shares pursuant to the Offer; or

	o	materially and adversely affect our or our subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations or prospects;

•

there shall have been any action threatened, instituted, pending or taken, including any settlement, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, including any settlement, by any court or any government, authority, agency or tribunal, domestic, foreign or supranational, that, in the Company’s reasonable judgment, would or might, directly or indirectly:

	o	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer; or

	o	delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the shares;

•	there shall have occurred:

	o	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

	o	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

o	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefore;

o

the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism;

o

any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States;

o

any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, conditions (financial or other), assets, income, operations or prospects or that of any of our subsidiaries or the trading in shares of our common stock, or otherwise materially impair in any way the contemplated future conduct of our business or that of any of our subsidiaries;

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

o

any change (or condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, that, in our reasonable judgment, does or is reasonably likely to have a materially adverse effect on us, our subsidiaries and our affiliates, taken as a whole, or we have become aware of any fact that, in our reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the shares; or

o

any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on June 1, 2012;

•

legislation amending the Internal Revenue Code of 1986, as amended, has been passed by either the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the tender offer in any manner that would adversely affect us or any of our affiliates or stockholders;

•

a tender offer or exchange offer for any or all of the shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company, or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person or has been publicly disclosed; or

•	we learn that:

o

any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before June 1, 2012);

o

any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable judgment;

o

any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before June 1, 2012, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 2% or more of our outstanding shares;

o

any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

o

any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offer to us; or

o	we determine that the consummation of the Offer and the purchase of the shares may cause the shares to be delisted from OTCQX.”

          The information set forth in the Offer to Purchase in the second and third sentences in the first paragraph under “THE OFFER—SECTION 12: EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS” on page 23 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          “We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for shares not theretofore accepted for payment or paid for upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination to the Depositary and making a public announcement of such termination.”

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          (c) The information set forth in the Offer to Purchase in sixth paragraph under “THE OFFER—SECTION 8: INFORMATION CONCERNING THE COMPANY AND PURPOSES OF THE OFFER—Purposes of the Offer; Certain effects of the Offer—Certain Effects of the Offer” on page 18 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          “We are obligated to file periodic reports under Section 15(d) of the Exchange Act for the current fiscal year. After such time, assuming none of our securities are registered pursuant to Section 12 of the Exchange Act, our duty to continue file under Section 15(d) shall be automatically suspended as to any subsequent fiscal year, if, at the beginning of such fiscal year, our common stock is held of record by less than three hundred persons. Our common stock is currently held of record by significantly less than 300 persons, and we anticipate that this offer will further reduce the number of holders of record of our common stock and thus may effect our obligation to continue to file periodic reports under the Exchange Act after the current fiscal year. However, we intend to apply for listing our common stock on a national securities exchange as soon as practicable after we meet the minimum listing standards for listing our shares on such exchange, including when the price per share of our common stock exceeds the minimum required bid or closing price under such exchange’s initial listing rules, which has historically prohibited us from listing. If our shares are listed on a national securities exchange we will be required to continue to file periodic reports under the Exchange Act.

Notwithstanding the foregoing, we currently do not have any intention to discontinue or suspend our periodic filing obligations regardless of whether we are permitted to do so under Section 15(d) of the Exchange Act or any rules or regulations promulgated thereunder.”

Item 11.	ADDITIONAL INFORMATION

          (b) The information set forth in the Offer to Purchase in the fourth paragraph under “IMPORTANT PROCEDURES” in the Offer to Purchase and in the second paragraph under “THE OFFER—SECTION 15: ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE; MISCELLANEOUS” on page 29 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“We will accept any tendered shares from all holders of shares.”

          The information set forth in the Offer to Purchase in the last sentence of the second paragraph under “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” on page 6 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“We shall update or revise any forward-looking statements, or any other information herein, to reflect events or circumstances that arise after the date hereof and on or before the Expiration Date.”

          The information set forth in the Offer to Purchase in the sixth paragraph under “THE OFFER—SECTION 15: ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE; MISCELLANEOUS” on page 30 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“We incorporate by reference into this Offer to Purchase the documents listed above.”

          The information set forth in the Offer to Purchase in the ninth paragraph under the caption “THE OFFER—SECTION 15: ADDITIONAL INORMATION; INCORPORATION BY REFERENCE; MISCELLANEOUS” on page 30 of the Offer to Purchase is hereby deleted in its entirety.

          The information set forth in the third full paragraph on page five of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

          “The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer, or may accept for payment fewer than all of the shares tendered hereby. The undersigned understands that certificate(s) for any shares not tendered or not purchased will be returned to the undersigned at the address indicated above.”

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE RESOURCES, INC.

	By:	/s/ Nathan Kahn

	Name:	Nathan Kahn
	Title:	President and Chief Executive Officer

Date: June 15, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a) (1) (A)	Offer to Purchase for Cash, dated June 4, 2012.*

(a) (1) (B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a) (1) (C)	Notice of Guaranteed Delivery.*

(a) (1) (D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a) (1) (E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a) (1) (F)	Form of letter to stockholders.*

(a) (5) (A)	Press Release dated June 4, 2012, announcing commencement of the tender offer.*

(b)	Not applicable.

(d)(1)

Form of Convertible Notes Purchase Agreement, dated June 3, 2011, by and among Empire Resources, Inc. and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(2)

Amendment No. 1 to Convertible Notes Purchase Agreement, dated March 29, 2012 (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on April 6, 2012).

(d)(3)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(4)

Amendment No. 1 to Employment and Non-Competition Agreement, dated July 19, 2002, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.2 to the Company’s Registration

Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(5)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Sandra Kahn (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(6)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Harvey Wrubel (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(7)	1996 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(8)	2006 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(9)

Form of Option Grant under the Empire Resources, Inc. 2006 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(g)	None.

(h)	Not applicable.

*	Previously filed